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Marni Wright

Partner at Pacifica Law Group LLP

Seattle, Washington · 307 connections · See contact info

Pacifica Law Group LLP
University of Washington ...

About

Marni represents borrowers, developers and property owners in the acquisition or disposition of commercial and public properties. Her practice includes drafting and negotiating purchase and sale agreements, licenses, covenant ... see more

Experience

Real Estate Partner
Pacifica Law Group LLP
Mar 2013 – Present · 6 yrs 4 mos
Greater Seattle Area

Real Estate Partner
Socius Law Group
Dec 2011 – Present · 7 yrs 7 mos

Attorney
GordonDerr
Nov 2006 – Dec 2011 · 5 yrs 2 mos

Attorney
Preston Gates & Ellis LLP
Oct 2001 – Nov 2006 · 5 yrs 2 mos

Education

University of Washington School of Law
Juris Doctor, Law
1998 – 2001
Activities and Societies: Washington Law Review

University of Washington
Master, Urban Planning
1995 – 1997

Connecticut College

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Volunteer Experience

Board Member
Bellwether Housing
Jan 2012 – Present • 7 yrs 6 mos

Interests

Punahou School
10,853 followers

University of Washington School ...
8,243 followers

PACIFICA LAW GROUP LLP
251 followers

Connecticut College
20,674 followers

University of Washington
446,013 followers

Connecticut College Class of 1994
21 members

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